My Trail Company, PBC

(a Colorado public benefit corporation)

Boulder, Colorado

Financial Statements

December 31, 2016 and 2015

My Trail Company, PBC

Table of Contents

BROCK AND COMPANY
Certified Public Accountants
Business Advisors
A PROFESSIONAL CORPORATION

4949 Pearl East Circle Suite 200 Boulder Colorado 80301
(303) 444-2971 (303) 444-0869 Fax
www.brockcpas.com

agn INTERNATIONAL

Independent Accountant's Review Report

Board of Directors
My Trail Company, PBC
Boulder, Colorado

We have reviewed the accompanying financial statements of My Trail Company, PBC, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2016 and the period from April 9, 2015 (inception) through December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Brock and Company, CPAs, P.C.
Certified Public Accountants

Boulder, Colorado
April 28, 2017

BOULDER FORT COLLINS LITTLETON LONGMONT NORTHGLENN

My Trail Company, PBC

Balance Sheets

December 31,	2016	2015
ASSETS		
Current Assets		
Cash	$ 37,737	$ 132,659
Inventory	493,660	143,456
Prepaid expenses and other current assets	13,643	-
Total current assets	545,040	276,115
Equipment, at cost		
Warehouse equipment	34,950	34,950
Computer equipment and software	19,526	1,800
Furniture and fixtures	4,450	4,450
Production equipment	3,096	2,800
Office equipment	1,370	-
	63,392	44,000
Less accumulated depreciation	(13,878)	(4,259)
Net equipment	49,514	39,741
Other Assets		
Product prototypes	10,000	10,000
Trademark	5,000	5,000
Other intangible assets	5,000	5,000
Total other assets	20,000	20,000
Total assets	$ 614,554	$ 335,856

My Trail Company, PBC

Balance Sheets

December 31,		2016		2015
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable, trade	$	**4,927**	$	5,143
Accrued liabilities, gift cards				
Gift card payables		**7,443**		6,454
Sales tax payables		**3,943**		-
Interest payable		**3,223**		-
Dividends payable		**47,407**		-
Total current liabilities		**66,943**		11,597
Line of Credit		**119,118**		-
Stockholders' Equity				
Preferred stock, Series A; $5 par value; 500,000 shares authorized; 144,405 shares issued and outstanding at December 31, 2016, and 53,820 shares issued and outstanding at December 31, 2015; total preference in liquidation of $774,034 and $273,702 at December 31, 2016 and 2015, respectively		**711,660**		268,100
Common stock, $1 par value; 500,000 shares authorized; 168,000 shares issued and outstanding at December 31, 2016 and 2015		**168,000**		168,000
Accumulated deficit		**(451,167)**		(111,841)
Net stockholders' equity		**428,493**		324,259
Total liabilities and stockholders' equity	$	**614,554**	$	335,856

The accompanying Notes which are an integral part of these
financial statements and the Independent Accountant's Review Report on
Page 1 should be read with these financial statements

Page 2

BROCK AND COMPANY CPAS PC

My Trail Company, PBC

Statements of Operations

Year ended December 31, 2016 and the period from April 9, 2015 (inception) through December 31, 2015	2016	2015
Net Revenue	$ 281,707	$ -
Cost of Goods Sold	147,725	-
Gross Margin	133,982	-
Operating Expenses		
General and administrative	244,377	41,163
Sales and marketing	146,080	66,423
Depreciation	9,619	4,259
Total operating expenses	400,076	111,845
Loss From Operations	(266,094)	(111,845)
Other Income (Expense)		
Interest income	4	4
Interest expense	(21,227)	-
Net other income (expense)	(21,223)	4
Net Loss	$ (287,317)	$ (111,841)

The accompanying Notes which are an integral part of these
financial statements and the Independent Accountant's Review Report on
Page 1 should be read with these financial statements

My Trail Company, PBC

Statements of Stockholders' Equity

Year ended December 31, 2016 and the period from
April 9, 2015 (inception) through December 31, 2015

	Preferred Stock	
	Shares	Amount
Balances, April 9, 2015 (inception)	-	$ -
Issuance of common stock for equipment and intangible assets contributed	-	-
Issuance of common stock for cash	-	-
Issuance of common stock for expenses paid	-	-
Issuance of preferred stock for cash, net of offering costs of $1,000	53,820	268,100
Net loss for the period from April 9, 2015 (inception) through December 31, 2015	-	-
Balances, December 31, 2015	53,820	268,100
Issuance of preferred stock for cash, net of offering costs of $9,365	**90,585**	**443,560**
Dividends paid on preferred stock	-	-
Net loss for the year ended December 31, 2016	-	-
Balances, December 31, 2016	**144,405**	**$ 711,660**

| Common Stock | | Accumulated | |
Shares	Amount	Deficit	Total
-	$ -	$ -	$ -
64,000	64,000	-	64,000
88,000	88,000		88,000
16,000	16,000		16,000
-	-	-	268,100
-	-	(111,841)	(111,841)
168,000	168,000	(111,841)	324,259
-	-	-	443,560
-	-	(52,009)	(52,009)
-	-	(287,317)	(287,317)
168,000	$ 168,000	$ (451,167)	$ 428,493

The accompanying Notes which are an integral part of these
financial statements and the Independent Accountant's Review Report on
Page 1 should be read with these financial statements

My Trail Company, PBC

Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents

Year ended December 31, 2016 and the period from April 9, 2015 (inception) through December 31, 2015	2016	2015
Cash Flows From Operating Activities		
Net loss	$ (287,317)	$ (111,841)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation expense	9,619	4,259
Expenses paid in exchange for common stock	-	16,000
Increase (decrease) from changes in assets and liabilities		
Inventory	(350,204)	(143,456)
Prepaid expenses and other current assets	(13,643)	-
Accounts payable, trade	(216)	5,143
Accrued liabilities	8,155	6,454
Net cash used by operating activities	(633,606)	(223,441)
Cash Flows From Investing Activities		
Purchases of equipment	(19,392)	-
Net cash used by financing activities	(19,392)	-
Cash Flows From Financing Activities		
Borrowings on long-term debt	546,034	-
Payments on long-term liabilities	(426,916)	-
Payment of dividends on preferred stock	(4,602)	-
Net, proceeds from issuance of preferred stock	443,560	268,100
Proceeds from the issuance of common stock	-	88,000
Net cash provided by financing activities	558,076	356,100
Net Increase (Decrease) in Cash and Cash Equivalents	(94,922)	132,659
Cash and Cash Equivalents, Beginning of Period	132,659	-
Cash and Cash Equivalents, End of Period	$ 37,737	$ 132,659
Supplemental Information		
Equipment and intangible assets acquired, and offering costs paid in exchange for common stock	$ -	$ 65,000
Cash paid for interest	$ 18,003	$ -

The accompanying Notes which are an integral part of these
financial statements and the Independent Accountant's Review Report on
Page 1 should be read with these financial statements

My Trail Company, PBC
Notes to Financial Statements

December 31, 2016

Note 1 – Summary of Significant Accounting Policies

Company's Organization and Activities. My Trail Company, PBC (the "Company") is organized as a public benefit corporation, and was incorporated in Colorado on April 9, 2015. On May 15, 2015, the Company acquired certain assets formerly owned by GoLite, LLC, a limited liability company previously controlled by the Company's controlling stockholder. The Company has been operating in the development stage, with efforts primarily focused on raising capital and debt financing, product development and marketing. The Company produces, markets and sells high quality outdoor equipment and apparel, and supports trail systems in Colorado.

Use of Estimates in Preparing Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventory. Inventory, consisting primarily of outdoor equipment and apparel, is stated at the lower of first-in, first-out (FIFO) cost, or market. The Company utilizes contract manufacturers to produce inventory.

Depreciation and Amortization. Equipment is stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of the property and equipment, which are as follows:

	Life in Years
Warehouse equipment	7
Production equipment	7
Furniture and fixtures	7
Computer equipment and software	3 - 5
Office equipment	5

Product Prototypes. Product prototypes are used in development, and sales and marketing, and are expected to be sold at a later date.

Intangible Assets. Intangible assets consist of trademarks and other intangibles. Indefinite-lived intangibles are tested for impairment annually. Finite-lived intangibles are amortized over their estimated economic life on the straight-line method.

My Trail Company, PBC
Notes to Financial Statements

December 31, 2016

Note 1 – Summary of Significant Accounting Policies (continued)

Long-lived Assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue and Cost Recognition. The Company recognizes revenue in the period the product is shipped and title is transferred to the customer. Shipping and handling charges are included in net revenue and the related costs are included in sales and marketing.

Advertising. The Company expenses the cost of advertising as incurred. The Company expensed $35,273 and $950 for advertising and marketing during the year ended December 31, 2016 and the period from April 9, 2015 (inception) through December 31, 2015, respectively.

Income Taxes. The Company recognizes deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the Company recognizes future tax benefits to the extent that realization of such benefits is more likely than not. The recognition of deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company utilizes the provisions of ASC 740, pertaining to accounting for uncertainty in income taxes. The pronouncement requires the use of a more-likely-than-not recognition criteria before and separate from the measurement of a tax position. An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

The Company has evaluated the recognition, measurement, presentation, and disclosure relating to uncertain tax positions. Management has determined that the effects of uncertain tax positions that are anticipated in its initial filing are not material to the Company for recognition or disclosure in the accompanying financial statements. Accordingly, no provision has been made in the financial statements for federal or state income tax expense or benefits for uncertain tax positions.

All income tax years open for examination and are subject to taxation at corporate tax rates. At December 31, 2016, the income tax return for the initial short year of operations, April 9, 2015 (inception) through December 31, 2015, is the only tax return subject to examination. Additionally, penalties and interest may be assessed on income taxes that become delinquent.

Concentrations. The Company has one supplier that currently accounts for all production of inventory since inception.

The Company maintains it's cash balances in a limited number of financial institutions. Cash balances may exceed Federal Deposit Insurance Corporation limits from time to time.

My Trail Company, PBC
Notes to Financial Statements

December 31, 2016

Note 1 – Summary of Significant Accounting Policies (continued)

Reclassifications. Certain amounts in the 2015 financial statements have been reclassified to conform with reporting in 2016, without affecting net income.

Subsequent Events. Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through April 28, 2017, which is the date the financial statements were available to be issued.

Note 2 –Initial Capitalization

On May 15, 2015, 100,000 shares of the Company's common stock were issued in exchange for cash, expenses paid, and assets formerly owned by GoLite, LLC, a limited liability company previously controlled by the individual receiving the shares of stock.

A condensed summary of assets acquired in the initial capitalization on May 15, 2015 is as follows:

	Amount
Equipment	$ 54,000
Cash	20,000
Cash paid for training expenses	16,000
Intangible assets	10,000
Total assets acquired	$ 100,000

Note 3 –Inventories

Inventories consisted of the following at December 31:

	2016	2015
Work in progress	$ 160,707	$ 143,456
Finished goods	332,953	-
	$ 493,660	$ 143,456

BROCK AND COMPANY CPAS PC

My Trail Company, PBC
Notes to Financial Statements

December 31, 2016

Note 4 – Intangible Assets

Intangible Assets. The Company has acquired certain intangible assets through the purchase of assets formerly owned by GoLite, LLC, a limited liability company previously controlled by a related party and the purchase of a trademark.

Intangible assets consist of the following:

	2016	2015
Trademark	$ 5,000	$ 5,000
Other intangible assets	5,000	5,000
	$ 10,000	$ 10,000

Note 5 – Line of Credit

The Company has a $1,000,000 line of credit agreement with GemCap Lending I, LLC. Borrowings bear interest at the prime rate, plus 14.75%, (total rate of 18.5% at December 31, 2016), with interest payments due monthly. The agreement is collateralized by substantially all business assets, and matures in March 2018. Total outstanding borrowings on the line of credit agreement totaled $119,118 at December 31, 2016.

Note 6 – Stockholders' Equity

Preferred Stock. The Company's Articles of Incorporation authorize the issuance of up to 500,000 shares of preferred stock, with a par value of $5 per share. The preferred stock is designated as Series A Preferred Stock. Series A Preferred Stock is not convertible into common stock or any other security of the Company. In the event of liquidation, holders of Series A Preferred Stock have distribution preference over holders of common stock.

At anytime, holders of Series A Preferred Stock may request that the Company redeem their shares. If the request is made less than five years after the shares were issued, the Company may, but is not required, to redeem the shares at a redemption price equal to the original purchase price less any dividends previously paid. If the request is made at least five years after the shares were issued, the Company must redeem the shares at a redemption price equal to the original purchase price plus any accrued but unpaid dividends.

In addition, the Company has the option to redeem any shares of preferred stock at any time. If the redemption is made less than ten years after the shares were issued, the redemption price is two times the original purchase price of such shares, less the aggregate amount of dividends previously paid. If the shares are redeemed at least ten years after the shares were issued, the redemption price is the original purchase price plus the amount of accrued but unpaid dividends. There were no redemptions of preferred stock during the year ended December 31, 2016 and the period from April 9, 2015 (inception) through December 31, 2015, respectively.

My Trail Company, PBC
Notes to Financial Statements

December 31, 2016

Note 6 – Stockholders' Equity (continued)

Dividends on Series A Preferred Stock accrue at an annual rate of 10%, and are payable annually at the discretion of the Board of Directors. Dividends earned during the year ended December 31, 2016 and the period from April 9, 2015 (inception) through December 31, 2015, totaled $47,407 and 4,602. Dividends earned that are unpaid are cumulative.

Common Stock. The Company's Articles of Incorporation authorize the issuance of up to 500,000 shares of common stock, with a par value of $1 per share. Dividends on shares of common stock shall not be declared or paid unless all accrued dividends on shares of Series A Preferred Stock have been paid, or are paid simultaneously. All voting rights with respect to the affairs of the Corporation belong to holders of common stock, proportionately to the number of common stock shares held.

Note 7– Operating Lease Transactions

Operating Leases. The Company has two operating leases for facilities located in Boulder, Colorado. The leases require monthly base rental payments of $6,770, plus a pro-rata share of utilities through April 2017. Rent expense under the operating leases totaled $19,060 in 2016. Future scheduled base rental payments under the lease agreements total $27,080 in 2017.

Note 8 – Income Taxes

Deferred tax assets are comprised of the following tax effects:

	2016	2015
Future taxable amounts		
Depreciation	$ (7,500)	$ (7,800)
Future deductible amounts		
Net operating loss carryforwards	152,300	47,400
Net future deductible amounts	144,800	39,600
Valuation allowance	(144,800)	(39,600)
	$ -	$ -

The Company has net operating loss carryforwards for both federal and Colorado that can be used to offset future taxable income of approximately $41,000, which expire in varying amounts through 2036.

Realization of the income tax benefits of future deductible amounts is dependent on the Company's ability to generate taxable income in amounts sufficient to absorb net operating loss carryovers prior to their expiration. Provisions of the Internal Revenue Code pertaining to changes in ownership interest, alternative minimum taxes and credit limitations may limit the amount of carryovers that may be absorbed in any specific year.

My Trail Company, PBC
Notes to Financial Statements

December 31, 2016

Note 9 – Life Insurance

The Company is the owner and beneficiary of a $4,000,000 term life insurance policy covering its Chief Executive Officer.